YA ZHU SILK, INC.

Suite 1002, 10/F Fang Da Building ,

NanShan Science & Hi-Tech Park , NanShan District, ShenZhen , China 518057

Tel: (+86) 755-8624-5989   Email: frank@amsphone.com

OCT 18, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549USA

Attention:

Larry Spirgel

Assistant Director

Dear :

Re: Ya Zhu Silk, Inc. (the “Company”) Amendment No. 3 to Form 8-K(the “8-K”) File No. 333-155486

The Company writes in response to your letter of August 20, 2012 to Fengrui Yue, President of the Company, with respect to Amendment No. 2 to the Form 8-K filed by the Company.  The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of June 18, 2012.

Business, page 9

General

1.

Include a section to discuss the reasons why you have structured your business as a VIE in an industry that appears to have no restrictions against foreign ownership per the PRC Industry Catalogue, given the risks associated with VIE structures, including, but not limited to conflicts of interest between the company and the operating affiliate shareholders, potential breach of contract by the operating affiliate shareholders, etc. Please highlight these and other inherent risks in your disclosure.

Response: We are in mobile terminal R&D and manufacturing business, it is true that the sector has no restrictions for foreign ownership. The reasons why we structured the business as a VIE structure are mainly due to the businesses consideration. Since different operating companies have strong synergy in that the expertises are very complementary to each other, from the perspective of operation, customer care and research and development. Under the initial VIE structure, the companies can fulfill the customers order and make joint efforts to acquire more market share with higher efficiency. Additionally, compared with full acquisition of the operating companies, VIE structure can build up the operations of the entire group of the operating companies in a more timely fashion in the initial stage without going through long government procedures required in full acquisition.

Risk associated with the VIE structure - however, there are risks associated with the VIE structure, the risks include the following, but not limited to, legal risk inherent in the VIE structure. The VIE structure must be structured in a proper way to comply with Chinese regulatory authorities. So far, our VIE structure has been done in a proper way, but the Chinese regulatory authorities may regulate it later. The other risks include potential conflicts of interest between the company and the operating affiliate shareholders, potential breach of contract by the operating affiliate shareholders. We will enforce the legally binding agreements signed under the Chinese law and Chinese HongKong SAR law to assure the best interest of all the shareholders.

We have made the revision by adding the above response to a subsection on page 16 – why we structured the business as a VIE in section “Business”. The disclosure in Form 8K on page 13 has been revised accordingly.

AMS, page 17

2. We note your response to comment 12 from our letter dated July 18, 2012 and reissue. Please include the disclosure provided in your response to comment 22 from our letter dated March 28, 2012 in the Form 8-K itself.

Response:  The following is provided in our response to comment 22 from SEC letter dated March 28th, 2012.

AMS-Int Asia is China HongKong SAR Inc., AMS Shenzhen is a wholly foreign-owned enterprise of AMS-Int Asia registered under Chinese company law. We follow PRC law to fulfill all the obligation of operating as a Chinese HongKong SAR subsidiary.  The registered capital for AMS Shenzhen is 2 million Chinese Yuan (about 317.4 thousand USD).  The profit and dividends paid to AMS will follow PRC law. As long as our major operations, such as research and development, are in Shenzhen and Guangzhou, we do not anticipate any immediate need to pay the dividend to AMS . We believe that the Chinese government is improving the situation for the HongKong SAR companies to get paid through its operation in mainland China. We will obtain legal advice before making any dividend payments. The allocation of the 10% of annual after-tax profit has not started yet due to the fact that AMS’ operations are new operation in Shenzhen. We believe that we have not violated any law that will result in any non-compliance for the above tax and dividend issues.

The disclosure in Form 8K on page 15 has been revised accordingly.

Management’s Discussion and Analysis…, page 47

General

3. We note your response to comment 15 from our letter dated July 18, 2012 including revisions through March 31, 2012. However, revisions for results through June 30, 2012 are not included as stated in your response. Please revise your disclosure in this section to reflect results through June 30, 2012.

Response: We have revised the Form 8K to include the results through June 30th, 2012 on page 52.

Exhibits, page 67

4. Please revise your exhibit table to include Exhibits 99.1 and 99.2 previously filed with your Form 8-K filed February 27, 2012 indicating they were previously filed.

Response: We have updated the exhibit table to include the Exhibits 99.1, 99.2 and 99.3 and indicated they were previously filed.

Summary of Transactions, page 10

5. You state that as a result of the Share Exchange Agreement, Subscription Agreement and Share Cancelation, Li and Yue, the original stockholders of AMS collectively held approximately 90% of your outstanding common stock. However, in the next paragraph you state that, “We anticipate that Yue and Li will have approximately 12% of the total issued and outstanding common shares if the maximum number of common shares is issued to Yue and Li pursuant to the Share Exchange Agreements.” With regard to these statements please explain the following;

▪

Explain why Yue and Li ownership percentage would decrease if more shares were issued to them.

▪

Tell us and disclose how you determined that Yue and Li will have 12% of the total issued and outstanding common shares if the maximum number of common shares is issued to Yue and Li.

Response: The AMS group companies (including AMS HongKong, AMS ShenZhen, Beijing Yiyue, GuangZhou XinWei) will promote the spirit of employee owing part of the companies as part of a generous incentive plan, thus the shares issued to Yue and Li will transfer to the key employees, officers and advisors. Secondly, the existing investors and shareholders will also get additional shares from the shares transferred from Yue and Li. So the Yue and Li ‘ownership’ in terms of percentage will decrease despite the total numbers of shares may increase.  We expect that under the leadership of Mr.Yue, the plans will be well executed as expected. If the plans are fully executed, the total shares owned by Yue and Li will not exceed 14,000,000 shares. With reference to the table showing the maximum number of issued and outstanding shares under the shares exchange agreement to be under 1,206,000,000 shares, the total number of shares owned by Yue and Li will not exceed 12%.

We have updated above explanation on section Summary of Transactions. The disclosure in Form 8K on page 11 has been revised accordingly.

Variable Interest Entities Agreements, page 16

6. We note your response and reissue prior comment 19 from our letter dated June 18, 2012. Your response reiterates the accounting literature guidance instead of explaining how you applied the guidance in evaluating whether you have a controlling financial interest. Tell how us how you determined that you have a controlling financial interest in the VIEs through the voting rights agreement. In your response tell us how you evaluated the criteria in ASC 810-10-25-38A in determining whether you have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, the obligation to absorb the VIEs’ losses that could be significant to the VIEs and the right to receive benefits from the VIEs. In addition, please explain the basis for consolidation for periods prior to the date you entered into the voting agreements.

Response:  Pursuant to the Voting Rights Agreements between AMS and the shareholders of the Operating Companies (VIEs), the Operating Companies’ shareholders irrevocably and exclusively appointed the board of directors of AMS as their proxy to vote on all matters that require the approval of the Operating Companies’ shareholders.

In accordance with exhibit 10.11Restructuring Agreements between XingWei and AMS and exhibit 10.12Restructuring Agreements between Yiyueqiji and AMS (“Restructuring Agreements”), the operating companies and AMS have agreed several terms:

6. Party A agrees to have target company’s 100% of the operations and revenue rights to betransferred to Party-B.  Party-B provides exclusive management and services to the target company with the management. Party B agrees that the transferee of the aforementioned interests.

1.2 Party A agrees to the terms and conditions of this Agreement, will be a 100% interest in itslegal owner of the target company are transferred to Party B; Party B agrees to the terms and conditions of this Agreement, the transferee of the aforementioned shares.

Taking consideration of Voting Rights Agreements and Restructuring Agreements, The public company, as a parent company of AMS concludes that it has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance.

Moreover, as per the Restructuring Agreements, the shareholders of VIEs agree to transfer 100% of the operations and revenue rights to AMS and AMS provides exclusive management and services to VIEs. Thus, the public company concludes that it the obligation to absorb the VIEs’ losses that could be significant to the VIEs and the right to receive benefits from the VIEs.

We believe it is sufficient, along with the voting rights agreement. The public company has a controlling financial interest in the VIES through these set of agreements pursuant to ASC 810-10-25-38A. The public company has the power to direct the activities of the VIEs and the obligation to absorb the VIEs’ losses that could be significant to the VIEs and the right to receive benefits from the VIEs.

In addition, acquisition of AMS by Yazhu the public company is accounted for as a reverse acquisition, where Yazhu (the legal acquirer) is considered the accounting acquiree and AMS (the legal acquiree) is considered the accounting acquirer. Thus, AMS obtains the control of Yazhu and is the accounting acquirer in transaction one. The acquisition of AMS will be accounted for as a reverse merger because on a post-merger basis, the stockholders of AMS held a majority of the outstanding common stock of Yazhu on a voting and fully-diluted basis.

Therefore, the consolidated assets and liabilities of AMS, XingWei and Yiyueqiji (AMS group), will be transferred at their historical cost with the capital structure of Yazhu. Yazhu is deemed a continuation of the business of AMS group, and the historical financial statements of AMS group will become the historical financial statements of Yazhu. Accordingly, the financial statement data are those of AMS for all periods prior to the acquisition of AMS and the financial statements of the consolidated companies from the acquisition date forward.

We have revised section Variable Interest Entities Agreements by adding above explanation to page 17.

Item 9.01 Financial Statements and Exhibits, page 66

7.  Please update the list of financial statements included in the exhibits to accurately reflect the information filed in the exhibits. For example, we note that amendment no. 2 includes audited financial statements of AMS-INT Asia Limited for the years ended December 31, 2011 and 2010 and interim financial statements for the period ended

March 31, 2012.

Response: We have updated the exhibit table on page 68.